SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.


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The following is included in this Report on Form 6-K:

1. Press release, dated June 10, 2004.






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         HEMOSOL TO BECOME STRATEGIC PARTNER OF MARS DISCOVERY DISTRICT

TORONTO, Ontario (June 10, 2004) - Hemosol Corp. (TSX: HML, NASDAQ: HMSL) today announced that it has negotiated an Agreement in Principle with The Medical and Related Sciences (MaRS) Discovery District to form an alliance that will see Hemosol become a strategic partner to provide a broad range of services including testing and test development, process development and manufacturing. In addition Hemosol would be a source of strategic counsel for the implementation of manufacturing strategies.

"We believe that our proposed relationship with MaRS has important business implications today and in the future," said Dirk Alkema, Vice President of Operations, Hemosol. "Our team shares MaRS' dedication to bringing the science and business communities together to commercialize research that will benefit Canadians. Hemosol's world-class Meadowpine manufacturing facility and extensive manufacturing expertise will prove extremely valuable to companies looking for high quality, consistent manufacturing under GMP conditions for the supply of materials required for clinical studies and eventual commercialization."

Under the terms of the proposed partnership, Hemosol will participate in the MaRS Commercialization Advisory Committee and will be available to evaluate the products or processes of MaRS tenants to make recommendations regarding process development leading to potential commercialization. Hemosol will also make its bio-processing services available at preferential rates to tenants. The process of bringing scientists together with manufacturing expertise, early in the product development cycle, will help shorten development timelines and improve chances of success.

MaRS has agreed to create awareness of and to promote Hemosol's services amongst its tenants through a variety of means including placing information in tenant orientation material and on the MaRS' web site. It will also provide an early opportunity for meetings between groups to discuss and evaluate potential synergies. As Hemosol's involvement with MaRS tenants begins at an early stage, it will provide future potential clients for its bio-processing services. The Company has no concern that any immediate or near future take-up of its services by MaRS tenants, will create any capacity constraints at the Meadowpine facility.

"We at MaRS welcome Hemosol to this exciting collaboration between the scientific, business and academic communities," said John Cook, President and Chief Operating Officer MaRS Discovery District. "We believe that the participation of leading firms such as Hemosol is vital to creating the critical mass needed to make MaRS a hotbed of discovery."

ABOUT MARS
The Medical and Related Sciences (MaRS)Discovery District is a federally incorporated, not-for-profit corporation, founded by leaders from Canada 's academic, business and scientific communities. It is uniquely positioned to improve connectivity between the science and business communities and to provide a focal point for national and international venture capital and management talent. MaRS will also provide the leadership, facilitation, programming and infrastructure to assist companies through the steps of commercialization. The City of Toronto has designated two square kilometres in the heart of downtown Toronto, home to seven world-renowned hospitals and more than 30 specialized medical and related sciences research centres, as the Discovery District. It includes the University of Toronto, Canada 's leading public research institution and one of the largest medical schools in North America.

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ABOUT HEMOSOL
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol is leveraging its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities. Hemosol has a broad range of novel therapeutic products in development, including HEMOLINK (TM) (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol is also developing next generation oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and liver cancers, and a cell therapy program initially directed to the treatment of cancer.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products and enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact: Jason Hogan
         Investor & Media Relations
         416 361 1331
         800 789 3419
         416 815 0080
         faxir@hemosol.com
         www.hemosol.com

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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HEMOSOL CORP.


                                By: /s/ LEE D. HARTWELL
                                    --------------------------------------------
                                    Name:  Lee D. Hartwell
                                    Title: President, Chief Executive
                                           Officer and Chief Financial Officer

Date:  June 10, 2004